Certificate of Amendment
to
Articles of Incorporation
of
Gamestate Entertainment, Inc.

Pursuant to the applicable provisions of the Nevada Revised Statutes (“NRS”), Gamestate Entertainment, Inc., (the "Corporation") adopts the following Certificate of Amendment to Articles of Incorporation:

The following amendments to the Articles of Incorporation were adopted by the Board of Directors and by the majority consent of Stockholders of the Corporation in lieu of a meeting and shall read as follows:

ARTICLE ONE. [NAME].          The name of the corporation is:

                       Quest Oil Corporation

ARTICLE FOUR. [CAPITAL STOCK]. The aggregate number of shares which this Corporation shall have authority to issue is: One Hundred Million (100,000,000) shares of $.0001 par value each, of which Ninety Five Million (95,000,000) shares shall be designated "Common Stock"; and Five Million (5,000,000) shares of $.0001 par value each, shall be designated "Preferred Stock" and which may be issued in one or more series at the discretion of the Board of Directors.

The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the NRS.

No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Except as otherwise provided by these Articles of Incorporation or the NRS, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Cumulative voting shall not be allowed in the election of directors of this Corporation.

Shares of Preferred Stock shall only be entitled to such vote as is determined by the Board of Directors prior to the issuance of such stock, except as required by law, in which case each share of Preferred Stock shall be entitled to one vote.

DATED: September 7, 2004	Gamestate Entertainment, Inc.

By:

Name: Roderick Bartlett
Title: Chief Executive Officer